Restricted Share Purchase Agreement

This Agreement, dated as of the 11 day of January, 2011 is between Saturna Capital Corporation (“Saturna”) and Saturna Investment Trust (“Trust”) on behalf of its series Sextant Global High Income (“Fund”).

Whereas, the Fund is a newly created series of the Trust; and

Whereas, the shares of the Fund (“Shares”) are not yet being offered to the public, pending effectiveness of a registration statement with the Securities and Exchange Commission; and

Whereas, Saturna wishes to purchase and the Trust wishes to sell 10,000 Shares to provide initial capital to the Fund, the parties agree as follows:

Simultaneously with the execution of this Agreement the Trust will issue and sell to Saturna 10,000 Shares and Saturna will pay to the Trust $100,000 in return therefor.

Saturna acknowledges that the Shares are not being sold pursuant to an effective SEC registration statement and agrees that Saturna will not sell, transfer, or redeem the Shares prior to (i) the public offering of the Shares pursuant to an effective SEC registration statement; (ii) the withdrawal of a filed registration with respect to the Shares prior to its effectiveness; or (iii) the liquidation of the Fund.

In witness whereof, the Trust and Saturna have executed this Agreement as of the date first written above.

SATURNA CAPITAL CORPORATION	SATURNA INVESTMENT TRUST
By (s) Jane K. Carten Jane K. Carten, President	By (s) Nicholas F. Kaiser Nicholas F. Kaiser, President